UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Certain Director and Certain Officer

Appointment of New Director

Effective May 22, 2021, the board of directors (the “Board”) of China SXT Pharmaceuticals, Inc. (the “Company”) appointed Mr. Xiaodong Ji as a director of the Board, as a member of the audit committee, compensation committee and corporate governance committee and serve as chairman of the nominating and corporate governance committee.

The biographical information of Mr. Ji is set forth below.

Mr. Ji established Jiangsu Sutaitang E-Commerce Co., Ltd. (“Sutaitang”) in October 2019 and currently serves as the CEO of Sutaitang. He is also the deputy general manager of Jiangsu Health Pharmaceutical investment Co., Ltd. Mr. Ji has rich experience of two decades in corporation management, brand chain operation and marketing. Prior to joining us, Mr. Ji has served as CEOs of Dongfang Purple Wine, Zhengde Pharmaceutical, China Belt and Road Shopping Mall Co., Ltd. (the subsidiary of Zhong Zong Tou Group, “Shopping Mall”), respectively. Mr. Ji was responsible for the enterprise management and channel construction of Dongfang Purple Wine and Zhengde Pharmaceutical. Dongfang Purple Wine creates the fifth largest category of wine in China - Purple wine (purple wine is a fine wine made from mulberry fruit). Zhengde pharmaceutical is a brand channel enterprise controlled by Jilin Zixin Pharmaceutical Industrial Co., Ltd. which is listed on Shenzhen Stock Exchange. Mr. Ji was in charge of the strategic planning and ecological chain construction of Shopping Mall, which is a world shopping mall system under the Belt and Road Initiative. Mr. Ji earned his bachelor degree from Beijing University of Chinese Medicine.

Mr. Ji does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K. Mr. Ji shall be deemed as an independent director pursuant to Nasdaq Rule 5605(a)(2).

Mr. Ji also entered into a director offer letter (the “Offer Letter”) with the Company, which sets his annual compensation at $1 and establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibits 4.1.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This Current Report contains forward-looking statements. All statements contained in this Current Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following: the effects of the COVID-19 outbreak, including its impact on the demand for our products; the duration of the COVID-19 outbreak and severity of such outbreak in regions where we operate; the pace of recovery following the COVID-19 outbreak; our ability to implement cost containment and business recovery strategies; the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares, the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

Exhibits

Exhibit No.	Description

4.1	Director Offer Letter of Xiaodong Ji, dated May 22, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: May 26, 2021

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